– Request for Financial Statements –

HIGH TIDE INC – Fiscal Year 2022

In accordance with National Instrument *51-102 – Continuous Disclosure Obligations*, registered and beneficial shareholder may elect annually to receive interim (quarterly) financial statements and corresponding management discussion and analysis ("MD&A") and/or annual financial statements and MD&A.

☐	IF THIS IS AN ADDRESS CHANGE Please check the box and provide your corrected address below.
PLEASE SEND ME THE FOLLOWING:	
☐	Annual Financial Statements with MD&A
☐	Interim Financial Statements with MD&A
SHAREHOLDER REGISTRATION (PLEASE PRINT CLEARLY IN BLOCK LETTERS)	
STREET ADDRESS	

CITY	PROV/STATE	POSTAL/ZIP CODE

COUNTRY	EMAIL

If you wish to receive these documents by mail or email, please return this completed form to AGM Connect in the envelope provided or by email to Capital Transfer Agency: info@capitaltransferagency.com

Rather than receiving financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Corporation, and as such, request that my name be placed on the Corporation's Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

SIGNED: ______________________________

DATED: ______________________________

– Request for Financial Statements –

HIGH TIDE INC – Fiscal Year 2022

In accordance with National Instrument *51-102 – Continuous Disclosure Obligations*, registered and beneficial shareholder may elect annually to receive interim (quarterly) financial statements and corresponding management discussion and analysis ("MD&A") and/or annual financial statements and MD&A.

☐	IF THIS IS AN ADDRESS CHANGE Please check the box and provide your corrected address below.
PLEASE SEND ME THE FOLLOWING:	
☐	Annual Financial Statements with MD&A
☐	Interim Financial Statements with MD&A
SHAREHOLDER REGISTRATION (PLEASE PRINT CLEARLY IN BLOCK LETTERS)	
STREET ADDRESS	

CITY	PROV/STATE	POSTAL/ZIP CODE

COUNTRY	EMAIL

If you wish to receive these documents by mail or email, please return this completed form to AGM Connect in the envelope provided or by email to Capital Transfer Agency: info@capitaltransferagency.com

Rather than receiving financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Corporation, and as such, request that my name be placed on the Corporation's Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

SIGNED: ______________________________

DATED: ______________________________